
SC TO-C

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                _______________

                                  SCHEDULE TO

           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

                    of the Securities Exchange Act of 1934

                            LITTON INDUSTRIES, INC.

                      (Name of Subject Company (issuer))

                         NORTHROP GRUMMAN CORPORATION
                             LII ACQUISITION CORP.
                      (Name of Filing Persons (offeror))

                    Common Stock, Par Value $1.00 Per Share
                         (including associated rights)
                        (Title of Class of Securities)

                                  5380211061
                     (CUSIP Number of Class of Securities)

       Series B $2 Cumulative Preferred Stock, Par Value $5.00 Per Share

                        (Title of Class of Securities)

                                  5380214032

                     (CUSIP Number of Class of Securities)

                              Richard R. Molleur
                 Corporate Vice President and General Counsel
                         Northrop Grumman Corporation
                            1840 Century Park East
                        Los Angeles, California  90067
                                (310) 553-6262

  (Name, Address and Telephone Number of Person Authorized to Receive Notices

        and Communications on Behalf of the Person(s) Filing Statement)

                                   Copy to:

                                Andrew E. Bogen
                         Gibson, Dunn & Crutcher, LLP
                            333 South Grand Avenue
                      Los Angeles, California  90071-3197
                                (213) 229-7159


                           CALCULATION OF FILING FEE
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                Transaction Valuation*                                      Amount of Filing Fee
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
                    Not applicable.                                            Not applicable.
===================================================================================================================

* Set forth the amount on which the filing fee is calculated and state how it was determined.

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

================================================================================


                      Northrop Grumman Contact:  Jim Taft (Media) (310) 201-3335
                                          Gaston Kent (Investors) (310) 201-3423

                            Litton Contact:  Randy Belote (Media) (703) 413-1521
                                     J. Spencer Davis (Investors) (818) 598-5495

Northrop Grumman to Acquire Litton Industries for $80 Per Share Cash

Creates One of the World's Top Tier Defense Companies; Strengthens Company's Commitment to Systems Integration, Defense Electronics and Information Technology

LOS ANGELES, Dec. 21 /PRNewswire/ -- Northrop Grumman Corporation (NYSE: NOC - news) and Litton Industries Inc. (NYSE: LIT - news) jointly announced today that they have signed a definitive agreement under which Northrop Grumman will acquire for cash all of the outstanding shares of Litton for $80 per common share and $35 per Series B Preferred share. The transaction is valued at approximately $5.1 billion, which includes the assumption of Litton's $1.3 billion in net debt. Northrop Grumman's and Litton's boards of directors have unanimously approved the transaction.

Litton is a leading supplier of advanced electronics and information systems to the U.S. government and international customers and is the premier designer and builder of non-nuclear surface combatant ships for U.S. and foreign navies. The company reported sales of $5.6 billion and net income of $218 million for the 2000 fiscal year ended July 31. Litton had $8.2 billion in fully funded backlog at the end of its first quarter, October 31, 2000.

Following the close of the transaction, it is Northrop Grumman's intention to raise additional capital through a stock offering. The company said that it expects the transaction, including the effect of the issuance of additional stock, to be approximately 7 to 10 percent accretive to economic earnings (earnings excluding pension income and amortization) and neutral to GAAP earnings per share in 2001. Northrop Grumman said it expects the acquisition to be double-digit accretive to both economic and GAAP earnings per share in 2002 and beyond. The company expects to realize at least $250 million in cost savings over the next few years, including $100 million in cost savings in the first year following the completion of the transaction.

Kent Kresa, Northrop Grumman's chairman, president and chief executive officer said, "We are very pleased with our strategic acquisition of Litton, which we believe brings tremendous value to the shareholders, employees and customers of both companies. With projected combined pro forma revenues of more than $15 billion in 2001, growing to $18 billion by 2003, this acquisition solidly places Northrop Grumman among the world's top-tier defense companies and strengthens our commitment to systems integration, defense electronics and information technology."

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

Mr. Kresa added that, "Litton gives us a new core competency as a major prime contractor and systems integrator of surface ships for the U.S. Navy. Following the close, Northrop Grumman will be one of the country's largest federal IT suppliers and our defense electronics business will heighten our status as a premier systems and sensor integration leader by expanding into navigation and guidance systems for airborne platforms and other military avionics systems. The acquisition also significantly broadens our portfolio of businesses."

"I am pleased that we were able to work with Northrop Grumman to create this combination, which brings together two premier advanced technology companies and generates a broad range of opportunities going forward," said Michael R. Brown, Litton's chairman and chief executive officer. "The combination creates outstanding value for Litton and Northrop Grumman shareholders, customers and employees."

Following the close of the transaction and during the initial transition period, Litton will be operated as a wholly owned subsidiary of Northrop Grumman. Dr. Ronald D. Sugar, 52, currently Litton's president and chief operating officer, will become a Northrop Grumman corporate vice president, and president and chief executive officer of the new Litton subsidiary. Dr. Sugar will also be nominated to Northrop Grumman Corporation's board of directors following the close of the transaction. Mr. Brown plans to retire.

"I have enjoyed working with Mike over the past several years, and have always admired his ability to successfully respond to the changing demands of our industry. We wish him well in his retirement," said Mr. Kresa. "I am very pleased to have Ron Sugar and all the Litton employees join Northrop Grumman at such an exciting time in our company's history," Mr. Kresa added. "Dr. Sugar's solid background and proven track record will enhance our superior management team as he and our sector presidents work together to quickly integrate Litton's operations to maximize our competitive advantages and continue to enhance shareholder value.

"We have an excellent track record of successfully integrating new businesses into our portfolio and I am confident that we will once again deliver results commensurate with our past performance," Mr. Kresa concluded.

The transaction, which is expected to close within the first quarter of 2001, is subject to review under the Hart-Scott-Rodino Act as well as other governmental and regulatory agencies. The transaction will be structured as a cash tender offer which will be initiated on January 5, 2001, for all the outstanding stock of Litton.

Northrop Grumman, based in Los Angeles, is a world-class, high technology company providing innovative solutions in systems integration, defense electronics and information technology for its U.S. and international military, government and commercial customers, as a prime contractor, principal subcontractor, team member or preferred supplier. The company expects to report sales of approximately $7.6 billion for 2000 and has more than 39,000 employees in three major sectors at sites in 43 states and various international locations.

Litton designs, builds and overhauls surface ships for government and commercial customers worldwide and is a leading provider of defense electronics and information technology services and support to the U.S. government and international customers. The company also provides

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specialized IT services to both commercial and government customers at the local, national and international level. Headquartered in Woodland Hills, Calif., Litton has more than 40,000 employees in four major business units at facilities in 29 states and other locations worldwide. It had 48 million fully diluted common shares and approximately 411,000 Series B Preferred shares outstanding as of October 31, 2000.

Salomon Smith Barney acted as principal financial advisor to Northrop Grumman in this transaction. Goldman Sachs & Co. also provided transaction advice and a fairness opinion. To complete the transaction, Northrop Grumman has received financing commitments totaling $6 billion from Credit Suisse First Boston and The Chase Manhattan Bank. Litton was advised by Merrill Lynch & Co.

Northrop Grumman's and Litton's senior management will conduct an investor conference call today at 2 p.m. PST. The call-in number is (303) 804-1806 and the conference ID is 891693. The call will be webcast live on the Internet at www.northropgrumman.com. A press conference will follow at 3 p.m. PST at Northrop Grumman's corporate headquarters in Los Angeles. The call-in number is 1-800-720-5850. The international call-in number is 904-779-4779.

Note: Certain statements and assumptions in this release contain or are based on "forward-looking" information (that the company believes to be within the definition in the Private Securities Litigation Reform Act of 1995) and involve risks and uncertainties. Such "forward-looking" information includes the statements above as to the impact of the proposed acquisition on revenues and earnings. Such statements are subject to numerous assumptions and uncertainties, many of which are outside the company's control. These include the company's ability to successfully integrate the operations of Litton, assumptions with respect to future revenues, expected program performance and cash flows, the outcome of contingencies including litigation, environmental remediation, divestitures of businesses, and anticipated costs of capital investments. The company's operations are subject to various additional risks and uncertainties resulting from its position as a supplier, either directly or as subcontractor or team member, to the U.S. Government and its agencies as well as to foreign governments and agencies; actual outcomes are dependent upon factors, including, without limitation, the company's successful performance of internal plans; government customers' budgetary restraints; customer changes in short-range and long-range plans; domestic and international competition in both the defense and commercial areas; product performance; continued development and acceptance of new products; performance issues with key suppliers and subcontractors; government import and export policies; acquisition or termination of government contracts; the outcome of political and legal processes; legal, financial, and governmental risks related to international transactions and global needs for military aircraft, military and civilian electronic systems and support and information technology; as well as other economic, political and technological risks and uncertainties and other risk factors set out in the company's filings from time to time with the Securities and Exchange Commission, including, without limitation, the company's reports on Form 10-K and Form 10-Q.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of the company. At the time the offer is commenced, Northrop Grumman will file a Tender Offer Statement with the SEC and Litton will file a Solicitation/Recommendation Statement with respect to the offer.

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

The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/ Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the offer.

The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of Litton, at no expense to them. The Tender Offer statement (including the offer to purchase, the related letter of transmittal and all other offer documents filed with the SEC) and the Solicitation/Recommendation Statement will also be available at no charge at the SEC's website at www.sec.gov.

NORTHROP GRUMMAN PROFILE

Overview

Northrop Grumman Corporation is a premier developer of some of the world's most advanced weapons systems and technologies. In demand as a prime contractor, principal subcontractor, partner and preferred supplier, the company participates on many high-priority defense, aerospace and information technology programs in the United States and abroad.

Areas of Expertise
  .  Airborne Surveillance
  .  Military Aircraft Systems
  .  Electronic Warfare
  .  Airborne Countermeasures
  .  Marine and Underseas Systems
  .  Precision Strike Systems
  .  Airborne and Ground-Based Radar
  .  Information Technology and Services
  .  Space Systems

Vital Statistics
  .  Corporate headquarters: Los Angeles, Calif.
  .  Employment: Approximately 39,000
  . Facilities: The company has a presence in 43 states, Puerto Rico, and 17 countries.
  . Defense Industry Ranking: Northrop Grumman is America's fifth largest defense contractor, according to a 1999 Department of Defense report.

Financials*

     Year                             1999    1998    1997
     ----                             ----    ----    ----
     Net Sales ($ in millions)       7,616   7,367   7,798
     Net Income ($ in millions)        483**   194     407
     Earnings per Share (diluted)     6.93**  2.79    5.98

*  Restated for sale of Aerostructures
** Before a one-time accounting change

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

  Corporate Structure
  Northrop Grumman has three sectors:
  .  Electronic Sensors and Systems Sector (ES3), based in Baltimore, Md.
  .  Integrated Systems Sector (ISS), based in Dallas, Tex., and
  .  Logicon Inc., the information technology sector, based in Herndon, Va.


Recent Major Contract Wins

MP-RTIP -- The U.S. Air Force has awarded Northrop Grumman a $303 million prime contract for the first phase of the Multi-Platform Radar Technology Insertion Program. The company is teamed with the Raytheon Company on MP-RTIP to design a common modular, scalable radar system for future integration on advanced airborne manned and unmanned surveillance platforms for the U.S. and NATO.

UAE F-16 Program -- The company will provide the advanced agile beam fire control radar and the internal forward-looking infrared and targeting system on 80 Lockheed Martin F-16 aircraft. Northrop Grumman's Integrated Electronic Warfare System has been selected by the UAE as the EW suite for the fleet.

AEW&C -- Northrop Grumman is teamed with The Boeing Company on two international airborne early warning and control aircraft programs. The company will supply the surveillance radar for a fleet of four airborne early warning and control aircraft with the possibility of acquiring three more by the end of the decade for the Royal Australian Air Force. A Boeing-led team, including Northrop Grumman, has been selected to begin negotiations for developing a similar system to meet the Republic of Turkey's AEW&C requirement.

Joint Mission Planning -- Through Logicon Inc., Northrop Grumman will provide the core software for aviation mission planning systems for the U.S. Navy, Air Force and Special Operations Command.

SBIRS Low -- Northrop Grumman's Space Systems unit is competing in the first phase of a program to design the low-Earth orbiting component of the nation's next-generation ballistic missile early-warning system. The company is part of a team, led by Spectrum Astro, that has been awarded a $275 million contract.

B-2 Support -- The U.S. Air Force has awarded Northrop Grumman a five-year contract to oversee upgrades and maintenance for the B-2 stealth bomber fleet. The contract has a total, potential value of $2.7 billion.

Information Technology Outsourcing -- The General Services Administration has chosen Logicon Inc., as one of the prime contractors that will compete to provide IT services under the $25 billion Millennia program and the $25 billion ANSWER project.

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

LITTON PROFILE

Overview

Litton is the largest builder of non-nuclear ships for the U.S. Navy and designs, builds and overhauls surface ships for government and commercial customers worldwide. The company is a prime contractor to the U.S. government for information technology and provides specialized IT services to commercial customers and government customers in local/foreign jurisdictions. Litton is a leading provider of defense and commercial electronics technology, components and materials for customers worldwide.

Vital Statistics
  .  Corporate headquarters: Woodland Hills, Calif.
  .  Employees: 40,300 (California - 4,085)
  .  NYSE Ticker Symbol: LIT


 Financials
 Market Value as of 12/18/00: $2.9 billion

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Year                                       FY2000                          FY1999                          FY1998
-----------------------------------------------------------------------------------------------------------------------------
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
Total Revenue ($ in millions).              5,588.2                          4,827.5                         4,399.9
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Net Income ($ in millions)..                 221.2*                           198.0**                         181.4
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Earnings per Share..........              $   4.80*                        $   4.25**                      $   3.82
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
  *  before cumulative effect of a change in accounting principle
  ** before the effects of non-recurring and special charges

  Principal Groups
  .  Advanced Electronics
  .  Information Systems
  .  Ship Systems
  .  Electronic Components and Materials

Principal Products & Programs

Advanced Electronics -- Navigation: inertial navigation systems (land, sea, space and air); integrated bridge systems (shipboard), integrated avionics.
Defense: electronic warfare systems; identification (friend or foe) systems; laser systems; night vision equipment; ruggedized computers and displays; digital battlefield systems; missile and air defense systems; tactical naval and coastal defense systems; tactical command, control and communication systems; electronic suite testing (shipboard); integrated racks and workstations (shipboard).

Information Systems -- Defense: strategic command, control and communications systems; systems engineering and technical assistance; Information Technology
(IT) infrastructure engineering; communication systems engineering and integration services. Federal & Civil: IT management consulting and decision support; IT systems engineering and integration; software development; municipal 911 emergency systems; high-speed fingerprint identification systems; architecture for healthcare information systems.

Ship Systems -- Amphibious assault ships -- Ingalls Shipbuilding is the exclusive builder of the Wasp LHD Class; Avondale is the prime contractor for the San Antonio LPD 17 Class. Destroyers: Ingalls is one of two shipbuilders designing and producing the Arleigh Burke DDG 51 Class Aegis guided missile destroyers. Sealift Transport Ships: Avondale is building a series of T-AKR Ro/Ro Sealift ships for the U.S. Navy. Tankers: Avondale is building a series of double hulled oil tankers. Cruise Ships: Ingalls is constructing the first major cruise ship built in the U.S. in more than 40 years as part of an $880 million contract with American Classic Voyages Company.

Electronic Components & Materials -- Electronics & Optical Interconnect
Applications: complex, large, many-layered backplanes and assemblies; high-density electronic and optical connectors; microelectronic attachment materials, including solder spheres, precision wire and pastes; RF coaxial connectors and cable assemblies; electronic manufacturing services. Communications Materials: semi-insulating Gallium Arsenide wafers; advanced silicon carbide wafers; non-linear crystals for DWDM optical networks; laser crystals for medical and industrial applications. Motion Technology & Special Products: fiber optic rotary joints for medical, industrial, aerospace and military applications, fiber optic switches, fractional horsepower brushless motors; avionic instruments and displays, microwave antennas and components; cylindrical connectors for transportation, nuclear and entertainment industries; pressure swing and ceramic oxygen generators.

                                       8